Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Toll Free (Canada and U.S.) Telephone 1-800-340-4905
(International) 514-982-7555
Toll Free (Canada and U.S.) Facsimile 1-866-249-7775
(International) Facsimile 416-263-9524
www.computershare.com

Jack Sample 123 Main Street Anytown Province A1A 3B4	Security Class Holder Account Number C1234567890	CCC X X X

Fording Inc. Proxy Form — Special Meeting which has been postponed to February 19, 2003 (the “Meeting”)

IT IS VERY IMPORTANT THAT YOU VOTE BY COMPLETING AND SIGNING THE REVERSE SIDE OF THIS PAGE.

Notes to Proxy

1.	You should indicate your choices on the matters set out on the reverse side of this page by checking the appropriate box. If no choice is specified your common shares of Fording Inc. (“Fording” or the “Corporation”) will be voted FOR the resolutions described on the reverse side of this page, and in accordance with the proxyholders judgement with respect to amendments or variations of the matters set out in the Notice of Postponed Special Meeting or any other matters which may properly come before the Meeting. The common shares represented by this form of proxy will be voted on any ballot that may be called for in accordance with the instructions contained herein.

2.	To be valid, this proxy must be dated and signed by you, as the registered holder of common shares of the Corporation, or as a person named as a proxyholder in respect of the Meeting in an omnibus proxy containing a power of substitution pursuant to applicable securities laws, or your attorney. Please sign the proxy in the exact manner as the name appears above.

3.	If the common shares are registered in the name of more than one owner (for example, joint ownership), then all those registered should sign this proxy form.

4.	If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder. Voting by mail or by facsimile are the only methods for holdings held in the name of a corporation or holdings being voted on behalf of another individual. If common shares are registered in the name of an executor, administrator or trustee, please sign exactly as the common shares are registered. If the common shares are registered in the name of a deceased shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the deceased shareholder must be attached to this proxy.

5.	If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

6.	All shareholders should refer to the Supplement dated December 8, 2002, the Second Supplement dated December 30, 2002 and the Third Supplement dated January 24, 2003 (the “Third Supplement”) to the Management Information Circular of the Corporation dated November 20, 2002 (the “Circular”), and the Circular for further information regarding the Meeting.

7.	If you are unable to attend the Meeting, but wish to be represented, you have the right to appoint a person, who need not be a shareholder, to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Richard F. Haskayne, Harry G. Schaefer, or Michael A. Grandin as your proxyholder, you must insert the name of that other person in the blank space provided on the reverse side of this page. The proxyholder must attend the Meeting in order to vote on your behalf. Voting by mail, fax or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the management appointees named on the reverse of this proxy.

8.	Please return your proxy, preferably by toll free fax to 1-866-249-7775 or to 416-263-9524 so as to be received no later than 2:00 p.m. (Mountain Standard Time) on February 18, 2003. Although a prepaid envelope is enclosed there is no assurance that proxies returned by mail will arrive on time to be counted.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Have this proxy in hand when you call.

To Vote Using the Telephone		To Vote Using the Internet		If you have any questions or require assistance to complete this Proxy please call:

•	Call one of the numbers listed BELOW from a touch tone telephone.	•	Go to the following web site: www.computershare.com/ca/proxy	Georgeson Shareholder Communications Canada Inc. Toll Free: 1-866-254-7864 (English) 1-866-258-7293 (French)

Toll Free (Canada and U.S.) International	1 866 222-4426 312 601-4426

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER	C1234567890	PROXY ACCESS NUMBER	12345

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 2:00 p.m., Mountain Standard Time, on February 18, 2003.

THANK YOU

WHITE

This form of proxy is solicited by and on behalf of Management of Fording Inc.

Appointment of Proxy

I/We being shareholders of Fording Inc. hereby appoint(s): Richard F. Haskayne, or failing him Harry G. Schaefer, or failing him Michael A. Grandin, directors of the Corporation	OR	Print the name of the person you are appointing if the person is someone other than the Corporation’s appointees named on this form.

as proxyholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting of Fording securityholders which has been postponed to February 19, 2003, and all adjournments or postponements thereof, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or postponement and hereby revokes any and all previous appointments of proxyholders and proxies previously given for the Meeting including any adjournment or postponement thereof.

Without limiting the generality of the power hereby conferred, the common shares represented by this proxy shall be voted as indicated in the appropriate box below.

1	Amended Arrangement Resolution	For	Against
FOR or AGAINST passing the special resolution, the text of which is attached as Appendix Ato the Third Supplement, approving the arrangement pursuant to Section 192 of the Canada Business Corporations Act, involving, among other things, the conversion of Fording into an income trust to be known as the Fording Canadian Coal Trust (the “Fund”) (the “Amended Arrangement Resolution”).

2	Unitholder Rights Plan Resolution	For	Against
FOR or AGAINST passing the ordinary resolution, the text of which is attached as Appendix C to the Third Supplement, approving the adoption by the Fund of a unitholder rights plan (the “Unitholder Rights Plan Resolution”).

3	Appointment of Auditors Resolution	For	Withheld
FOR or WITHHELD from passing the ordinary resolution, the text of which is attached as Appendix D to the Third Supplement, approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”), as independent auditors of the Fund for the ensuing year and authorizing the trustees of the Fund to fix PWC's remuneration (the “PWC Resolution”).

If no voting preferences are indicated above, the common shares represented by this proxy shall be voted FOR the approval of the Amended Arrangement Resolution, the Unitholder Rights Plan Resolution and the PWC Resolution. With respect to amendments or variations of the Amended Arrangement Resolution, the Unitholder Rights Plan Resolution and the PWC Resolution, or other matters, which may properly come before the Meeting, the undersigned hereby confers discretionary authority on the undersigned’s proxyholder to vote on such amendments or variations or such other matters in accordance with the proxyholder’s judgement. By submitting this proxy, the undersigned hereby revokes any proxy previously given.

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. If this proxy is not dated, it is deemed to bear the date on which it was mailed to the shareholder.

If you do not anticipate attending the Meeting in person, kindly fill in and sign this form of proxy and return it in the prepaid envelope provided. This form of proxy will not be valid unless it is completed and received by Fording’s Transfer Agent, Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, no later than 2:00 p.m. (Mountain Standard Time) on February 18, 2003 or, in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. Please return this form of proxy preferably by fax to 1-866-249-7775 (toll free) or 416-263-9524, or by mail in the prepaid return envelope.

F D G Q	1 F F F	WHITE

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Toll Free (Canada and U.S.) 1-800-340-4905
(International) 514-982-7555
Toll Free (Canada and U.S.) Facsimile 1-866-249-7775
(International) Facsimile 416-263-9524
www.computershare.com

Jack Sample 123 Main Street Anytown Province A1A 3B4	Security Class Holder Account Number C1234567890	CCC X X X

Fording Inc. Optionholder Proxy Form — Special Meeting which has been postponed to February 19, 2003 (the “Meeting”)

IT IS VERY IMPORTANT THAT YOU VOTE BY COMPLETING AND SIGNING THE REVERSE SIDE OF THIS PAGE.

Notes to Proxy

1.	You should indicate your choice on the matter set out on the reverse side of this page by checking the appropriate box. If no choice is specified your options (the “Options”) to purchase common shares of Fording Inc. (“Fording” or the “Corporation”) will be voted FOR the resolution described on the reverse side of this page, and in accordance with the proxyholder’s judgement with respect to amendments or variations of the matters set out in the Notice of Postponed Special Meeting in respect of which an optionholder is entitled to vote, or any other matters which may properly come before the Meeting on which an optionholder is entitled to vote. The Options represented by this form of proxy will be voted on any ballot that may be called for in accordance with the instructions contained herein.

2.	To be valid, this proxy must be dated and signed by you, as the optionholder of the Corporation, or as a person named as a proxyholder in respect of the Meeting in an omnibus proxy containing a power of substitution pursuant to applicable securities laws, or your attorney. Please sign the proxy in the exact manner as the name appears above.

3.	If the optionholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the optionholder. Voting by mail or facsimile are the only methods for holdings held in the name of a corporation or holdings being voted on behalf of another individual. If the Options are in the name of an executor, administrator or trustee, please sign exactly as the Options are recorded in the Corporation’s records. If the Options are in the name of a deceased optionholder, the optionholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the decreased optionholder must be attached to this proxy.

4.	If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the optionholder.

5.	All optionholders should refer to the Supplement dated December 8, 2002, the Second Supplement dated December 30, 2002 and the Third Supplement dated January 24, 2003 (the “Third Supplement”) to the Management Information Circular of the Corporation dated November 20, 2002 (the “Circular”), and the Circular for further information regarding the Meeting.

6.	If you are unable to attend the Meeting, but wish to be represented, you have the right to appoint a person, who need not be a shareholder, to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Richard F. Haskayne, Harry G. Schaefer, or Michael A. Grandin as your proxyholder, you must insert the name of that other person in the blank space provided on the reverse side of this page. The proxyholder must attend the Meeting in order to vote on your behalf. Voting by mail, fax or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the management appointees named on the reverse of this proxy.

7.	Please return your proxy, preferably by toll free fax to 1-866-249-7775 or to 416-263-9524 so as to be received no later than 2:00 p.m. (Mountain Standard Time) on February 18, 2003. Although a prepaid envelope is enclosed there is no assurance that proxies returned by mail will arrive on time to be counted.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Have this proxy in hand when you call.

[PHONE GRAPHIC] To Vote Using the Telephone		[MOUSE GRAPHIC] To Vote Using the Internet		If you have any questions or require assistance to complete this Proxy please call:

•	Call one of the numbers listed BELOW from a touch tone telephone.	•	Go to the following web site: www.computershare.com/ca/proxy	Georgeson Shareholder Communications Canada Inc. Toll Free: 1-866-254-7864 (English) 1-866-258-7293 (French)

Toll Free (Canada and U.S.)	1 888 660-5442

International	312 360-5442

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER C1234567890	PROXY ACCESS NUMBER 12345

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 2:00 p.m., Mountain Standard Time, on February 18, 2003.

THANK YOU

WHITE

This form of proxy is solicited by and on behalf of Management of Fording Inc.

Appointment of Proxy

I/We being shareholders of Fording Inc. hereby appoint(s): Richard F. Haskayne, or failing him Harry G. Schaefer, or failing him Michael A. Grandin, directors of the Corporation	OR	Print the name of the person you are appointing if the person is someone other than the Corporation’s appointees named on this form.

as proxyholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all Options in the name of the optionholder and in respect of all matters that may come before the Meeting of Fording securityholders which has been postponed to the February 19, 2003, and all adjournments or postponements thereof, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or postponement and hereby revokes any and all previous appointments of proxyholders and proxies previously given for the Meeting including any adjournment or postponement thereof.

Without limiting the generality of the power hereby conferred, the Options represented by this proxy shall be voted as indicated in the box below.

Fold

Amended Arrangement Resolution	For	Against

FOR or AGAINST passing the special resolution, the text of which is attached as Appendix A to the Third Supplement, approving the arrangement pursuant to Section 192 of the Canada Business Corporations Act, involving, among other things, the conversion of Fording into an income trust to be known as the Fording Canadian Coal Trust (the “Amended Arrangement Resolution”)	☐	☐

Fold

If no voting preference is indicated above, the Options represented by this proxy shall be voted FOR the approval of the Amended Arrangement Resolution. With respect to amendments or variations of the Amended Arrangement Resolution, or other matters in respect of which the optionholder is entitled to vote and which may properly come before the Meeting, the undersigned hereby confers discretionary authority on the undersigned’s proxyholder to vote on such amendments or variations or such other matters in accordance with the proxyholder’s judgement. By submitting this proxy, the undersigned hereby revokes any proxy previously given.

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. If this proxy is not dated, it is deemed to bear the date on which it was mailed to the optionholder.

If you do not anticipate attending the Meeting in person, kindly fill in and sign this form of proxy and return it in the prepaid envelope provided. This form of proxy will not be valid unless it is completed and received by to Fording’s Transfer Agent, Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, no later than 2:00 p.m. (Mountain Standard Time) on February 18, 2003 or, in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. Please return this form of proxy preferably by fax to 1-866-249-7775 (toll free) or 416-263-9524, or by mail in the prepaid return envelope.

FDGQ	1FFF	WHITE

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Toll Free (Canada and U.S.) Telephone 1-800-340-4905
(International) 514-982-7555
Toll Free (Canada and U.S.) Facsimile 1-866-249-7775
(International) Facsimile 416-263-9524
www.computershare.com

Jack Sample 123 Main Street Anytown Province A1A 3B4	Security Class Holder Account Number C1234567890	CCC X X X

Fording Inc. Proxy Form — Special Meeting which has been postponed to February 19, 2003 (the “Meeting”)

IT IS VERY IMPORTANT THAT YOU VOTE BY COMPLETING AND SIGNING THE REVERSE SIDE OF THIS PAGE.

Notes to Proxy

1.	You should indicate your choices on the matters set out on the reverse side of this page by checking the appropriate box. If no choice is specified your common shares of Fording Inc. (“Fording” or the “Corporation”) will be voted FOR the resolutions described on the reverse side of this page, and in accordance with the proxyholders judgement with respect to amendments or variations of the matters set out in the Notice of Postponed Special Meeting or any other matters which may properly come before the Meeting. The common shares represented by this form of proxy will be voted on any ballot that may be called for in accordance with the instructions contained herein.

2.	To be valid, this proxy must be dated and signed by you, as the registered holder of common shares of the Corporation, or as a person named as a proxyholder in respect of the Meeting in an omnibus proxy containing a power of substitution pursuant to applicable securities laws, or your attorney. Please sign the proxy in the exact manner as the name appears above.

3.	If the common shares are registered in the name of more than one owner (for example, joint ownership), then all those registered should sign this proxy form.

4.	If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder. Voting by mail or by facsimile are the only methods for holdings held in the name of a corporation or holdings being voted on behalf of another individual. If common shares are registered in the name of an executor, administrator or trustee, please sign exactly as the common shares are registered. If the common shares are registered in the name of a deceased shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the deceased shareholder must be attached to this proxy.

5.	If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

6.	All shareholders should refer to the Supplement dated December 8, 2002, the Second Supplement dated December 30, 2002 and the Third Supplement dated January 24, 2003 (the “Third Supplement”) to the Management Information Circular of the Corporation dated November 20, 2002 (the “Circular”), and the Circular for further information regarding the Meeting.

7.	If you are unable to attend the Meeting, but wish to be represented, you have the right to appoint a person, who need not be a shareholder, to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Richard F. Haskayne, Harry G. Schaefer, or Michael A. Grandin as your proxyholder, you must insert the name of that other person in the blank space provided on the reverse side of this page. The proxyholder must attend the Meeting in order to vote on your behalf. Voting by mail, fax or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the management appointees named on the reverse of this proxy.

8.	Please return your proxy, preferably by toll free fax to 1-866-249-7775 or to 416-263-9524 so as to be received no later than 2:00 p.m. (Mountain Standard Time) on February 18, 2003. Although a prepaid envelope is enclosed there is no assurance that proxies returned by mail will arrive on time to be counted.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Have this proxy in hand when you call.

To Vote Using the Telephone		To Vote Using the Internet		If you have any questions or require assistance to complete this Proxy please call:

•	Call one of the numbers listed BELOW from a touch tone telephone.	•	Go to the following web site: www.computershare.com/ca/proxy	Georgeson Shareholder Communications Canada Inc. Toll Free: 1-866-254-7864 (English) 1-866-258-7293 (French)

Toll Free (Canada and U.S.) International	1 866 207-5352 312 360-5352

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER	C1234567890	PROXY ACCESS NUMBER	12345

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 2:00 p.m., Mountain Standard Time, on February 18, 2003.

THANK YOU

WHITE

This form of proxy is solicited by and on behalf of Management of Fording Inc.

Appointment of Proxy

I/We being shareholders of Fording Inc. hereby appoint(s): Richard F. Haskayne, or failing him Harry G. Schaefer, or failing him Michael A. Grandin, directors of the Corporation	OR	Print the name of the person you are appointing if the person is someone other than the Corporation’s appointees named on this form.

as proxyholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting of Fording securityholders which has been postponed to February 19, 2003, and all adjournments or postponements thereof, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or postponement and hereby revokes any and all previous appointments of proxyholders and proxies previously given for the Meeting including any adjournment or postponement thereof.

Without limiting the generality of the power hereby conferred, the common shares represented by this proxy shall be voted as indicated in the appropriate box below.

1	Amended Arrangement Resolution	For	Against
	FOR or AGAINST passing the special resolution, the text of which is attached as Appendix A to the Third Supplement, approving the arrangement pursuant to Section 192 of the Canada Business Corporations Act, involving, among other things, the conversion of Fording into an income trust to be known as the Fording Canadian Coal Trust (the “Fund”) (the “Amended Arrangement Resolution”).	[ ]	[ ]

2	Unitholder Rights Plan Resolution	For	Against
	FOR or AGAINST passing the ordinary resolution, the text of which is attached as Appendix C to the Third Supplement, approving the adoption by the Fund of a unitholder rights plan (the “Unitholder Rights Plan Resolution”).	[ ]	[ ]

3	Appointment of Auditors Resolution	For	Withheld
	FOR or WITHHELD from passing the ordinary resolution, the text of which is attached as Appendix D to the Third Supplement, approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”), as independent auditors of the Fund for the ensuing year and authorizing the trustees of the Fund to fix PWC’s remuneration (the “PWC Resolution”).	[ ]	[ ]

If no voting preferences are indicated above, the common shares represented by this proxy shall be voted FOR the approval of the Amended Arrangement Resolution, the Unitholder Rights Plan Resolution and the PWC Resolution. With respect to amendments or variations of the Amended Arrangement Resolution, the Unitholder Rights Plan Resolution and the PWC Resolution, or other matters, which may properly come before the Meeting, the undersigned hereby confers discretionary authority on the undersigned’s proxyholder to vote on such amendments or variations or such other matters in accordance with the proxyholder’s judgement. By submitting this proxy, the undersigned hereby revokes any proxy previously given.

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. If this proxy is not dated, it is deemed to bear the date on which it was mailed to the shareholder.

If you do not anticipate attending the Meeting in person, kindly fill in and sign this form of proxy and return it in the prepaid envelope provided. This form of proxy will not be valid unless it is completed and received by Fording’s Transfer Agent, Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, no later than 2:00 p.m. (Mountain Standard Time) on February 18, 2003 or, in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. Please return this form of proxy preferably by fax to 1-866-249-7775 (toll free) or 416-263-9524, or by mail in the prepaid return envelope.

FDGQ	WHITE

Fording Inc. Proxy Form - Special Meeting which has been postponed to February 19, 2003 (the “Meeting”)

IT IS VERY IMPORTANT THAT YOU VOTE BY COMPLETING AND SIGNING THE REVERSE SIDE OF THIS PAGE.

Notes to Proxy

1.	You should indicate your choices on the matters set out on the reverse side of this page by checking the appropriate box. If no choice is specified your common shares of Fording Inc. (“Fording” or the “Corporation”) will be voted FOR the resolutions described on the reverse side of this page, and in accordance with the proxyholders judgement with respect to amendments or variations of the matters set out in the Notice of Postponed Special Meeting or any other matters which may properly come before the Meeting. The common shares represented by this form of proxy will be voted on any ballot that may be called for in accordance with the instructions contained herein.

2.	To be valid, this proxy must be dated and signed by the registered holder of common shares of the Corporation or by a person named as a proxyholder in respect of the Meeting in an omnibus proxy containing a power of substitution pursuant to applicable securities laws, or an attorney of such registered holder.

3.	If the common shares are registered in the name of more than one owner (for example, joint ownership), then this proxy form must be signed by all such registered holders or their respective proxyholders or attorneys.

4.	If the shareholder is a corporation, this proxy must be executed by a duly authorized officer, proxyholder or attorney of the shareholder. If common shares are registered in the name of a deceased shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the deceased shareholder must be attached to this proxy.

5.	If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

6.	All shareholders should refer to the Supplement dated December 8, 2002, the Second Supplement dated December 30, 2002 and the Third Supplement dated January 24, 2003 (the “Third Supplement”) to the Management Information Circular of the Corporation dated November 20, 2002 (the “Circular”), and the Circular for further information regarding the Meeting.

7.	If you are unable to attend the Meeting, but wish to be represented, you have the right to appoint a person, who need not be a shareholder, to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Richard F. Haskayne, Harry G. Schaefer, or Michael A. Grandin as your proxyholder, you must insert the name of that other person in the blank space provided on the reverse side of this page. The proxyholder must attend the Meeting in order to vote on your behalf.

8.	Please return your proxy, preferably by toll free fax to 1-866-249-7775 or to 416-263-9524 so as to be received no later than 2:00 p.m. (Mountain Standard Time) on February 18, 2003. Although a prepaid envelope is enclosed there is no assurance that proxies returned by mail will arrive on time to be counted.

Proxies submitted must be received by 2:00 p.m., Mountain Standard Time, on February 18, 2003.

THANK YOU

If you have any questions or require assistance to complete this Proxy please call:

Georgeson Shareholder Communications Canada Inc.

Toll Free: 1-866-254-7864 (English) 1-866-258-7293 (French)

WHITE

This form of proxy is solicited by and on behalf of Management of Fording Inc.

Appointment of Proxy

I/We being shareholders of Fording Inc. hereby appoint(s): Richard F. Haskayne, or failing him Harry G. Schaefer, or failing him Michael A. Grandin, directors of the Corporation	OR	Print the name of the person you are appointing if the person is someone other than the Corporation’s appointees named on this form.

as proxyholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting of Fording securityholders which has been postponed to February 19, 2003, and all adjournments or postponements thereof, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or postponement and hereby revokes any and all previous appointments of proxyholders and proxies previously given for the Meeting including any adjournment or postponement thereof.

Without limiting the generality of the power hereby conferred, the common shares represented by this proxy shall be voted as indicated in the appropriate box below.

1	Amended Arrangement Resolution	For	Against
	FOR or AGAINST passing the special resolution, the text of which is attached as Appendix A to the Third Supplement, approving the arrangement pursuant to Section 192 of the Canada Business Corporations Act, involving, among other things, the conversion of Fording into an income trust to be known as the Fording Canadian Coal Trust (the “Fund”) (the “Amended Arrangement Resolution”).	[ ]	[ ]

2	Unitholder Rights Plan Resolution	For	Against
	FOR or AGAINST passing the ordinary resolution, the text of which is attached as Appendix C to the Third Supplement, approving the adoption by the Fund of a unitholder rights plan (the “Unitholder Rights Plan Resolution”).	[ ]	[ ]

3	Appointment of Auditors Resolution	For	Withheld
	FOR or WITHHELD from passing the ordinary resolution, the text of which is attached as Appendix D to the Third Supplement, approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”), as independent auditors of the Fund for the ensuing year and authorizing the trustees of the Fund to fix PWC’s remuneration (the “PWC Resolution”).	[ ]	[ ]

If no voting preferences are indicated above, the common shares represented by this proxy shall be voted FOR the approval of the Amended Arrangement Resolution, the Unitholder Rights Plan Resolution and the PWC Resolution. With respect to amendments or variations of the Amended Arrangement Resolution, the Unitholder Rights Plan Resolution and the PWC Resolution, or other matters, which may properly come before the Meeting, the undersigned hereby confers discretionary authority on the undersigned’s proxyholder to vote on such amendments or variations or such other matters in accordance with the proxyholder’s judgement. By submitting this proxy, the undersigned hereby revokes any proxy previously given.

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. If this proxy is not dated, it is deemed to bear the date on which it was mailed to the shareholder.

If you do not anticipate attending the Meeting in person, kindly fill in and sign this form of proxy and return it in the prepaid envelope provided. This form of proxy will not be valid unless it is completed and received by Fording’s Transfer Agent, Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, no later than 2:00 p.m. (Mountain Standard Time) on February 18, 2003 or, in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. Please return this form of proxy preferably by fax to 1-866-249-7775 (toll free) or 416-263-9524, or by mail in the prepaid return envelope.

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